Mail Stop 3561

May 1, 2006

BY U.S. Mail and Facsimile [(214) 977 - 6603]

Mr. Robert W. Decherd
  Chairman, President and Chief Executive Officer
BELO CORP.
P.O. Box 655237
Dallas, Texas 75265-5237

  Re: **Belo Corp.**
    Form 10-K for Fiscal Year Ended December 31, 2005
    Filed March 6, 2006
    File No. 1-08598

Dear Mr. Decherd:

  We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial Data, Management's Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

  Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K (Fiscal Year Ended December 31, 2005)

Selected Financial Data, page 19

1.   Please expand the information contained in note (f) to also disclose that Consolidated
        EBITDA should not be considered in isolation or as a substitute for net earnings,
        operating income, cash flows provided by operating activities or other income or cash
        flow data prepared in accordance with U.S. GAAP, and that this non-GAAP measure
        may not be comparable to similarly titled measures of other companies. Please provide
        this expanded disclosure in MD&A under the heading "GAAP and Non-GAAP Financial
        Measures."

2.   We will not object if you wish to present your revenues both by segment and on a
        consolidated basis since these balances are consistent with the revenue information
        provided in your segment disclosures footnote. However, since you only use EBITDA as
        a measure of segment profitability, please delete "Operating costs and expenses" for the
        individual segments from your selected financial data presentation. They are not
        consistent with the deductions you utilize in computing the segment EBITDA presented
        in your footnote. The presentation is confusing. Please revise your Selected Financial
        Data table accordingly and provide us supplementally with a copy of your proposed
        format. Alternatively, if you also utilize operating income as a measure of segment
        profitability, your segment footnote should be revised to disclose operating income by
        segment rather than EBITDA by segment. Please see paragraph 30 of SFAS 131 and
        revise or advise as appropriate.

3.   As a related matter, this comment applies to your MD&A tables and narratives as well.
        Specifically, if you use earnings from operations on a segment basis as one of your
        measures of segment profitability, this measure should be the single segment profitability
        measure presented in your financial statement footnotes. It should appear in place of
        segment EBITDA because the reported measure should be the measure most consistent
        with the measurement principles used in the consolidated financial statements. If you do
        not use segment operating profit as one of your measures of segment profitability it
        should not appear in segment MD&A tables and discussions. Please revise as
        appropriate. Please present us with a supplemental draft of your proposed format
        changes. We may have further comments upon review of this material.

Management's Discussion and Analysis

Table of Contractual Obligations, page 32

4.   Because the table is aimed at increasing transparency of cash flow, we believe that
        companies should include scheduled interest payments in the table. To the extent that the
        interest rates are variable and unknown, you may use your judgment to determine
        whether or not to include estimates of future interest payments. You may also determine
        the appropriate methodology to estimate these payments. A footnote to the table should

provide appropriate disclosure to clarify the action taken or the methodology applied. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements.

Financial Statements

Note 17. Segment Information, page 64

5.   We note effective January 1, 2005, you integrated your interactive media business and Web sites into their legacy operating companies, and that also in 2005, you combined the cable news operations into the Television Group segment. Further we, note under MD&A - Critical Accounting Policies, that as a result of operational management changes within the Television Group, you revised the reporting units of your Television Group where a reporting unit now consists of the television station(s) within a market; whereas previously, a reporting unit for this segment consisted of a cluster of television station markets in a geographical area. Further, we note for the Newspaper Group segment, a reporting unit consists of the newspaper operations in each individual market, and that for the both the Television Group and Newspaper Group, the individual stations or newspapers within a market have been aggregated into the two respective reportable business segments. Supplementally tell us in detail how each individual station or newspaper within a market meet the aggregation criteria of paragraph 17 of SFAS No. 131, given that each station or newspaper would appear to have different economic characteristics, given the different markets. Your response should also address paragraphs 18 and 19 of s SFAS No. 131, as applicable. Further, tell us the profitability margins for each of your individual reporting units/operating segments that have been respectively aggregated into the Television Group and Newspaper Group reportable segments for each quarter during the two years ended December 31, 2005. Finally, please provide us with a copy of the monthly or quarterly reports provided to the chief operating decision maker for performance assessment.

Financial Statements

Note 18. Quarterly Results of Operations, page 66

6.   EBITDA constitutes a non-GAAP financial measure. As such, it should not be used in or around your financial statements, which have been prepared on a GAAP basis. We will accept it exclusively within the context of your required segment information disclosures if management uses it as their single measure of a segment's profit or loss. Its use is not appropriate in other footnotes. The supplementary financial information is a required disclosure under Item 302 of Regulation S-X. We do not object if you wish to provide this disclosure in an unaudited footnote to your financial statements. However, regardless of where you present this information, please provide the specified information on a consolidated basis. Your current presentation, including the non-GAAP financial information is confusing in both format and location. Please also provide us with a supplemental copy of your proposed revisions to the format.

Other

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

 You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

     Sincerely,

     David R. Humphrey
     Accounting Branch Chief